EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	January 10, 2012

Seabridge Adds More Than 1 Million Ounces of M&I Gold Resources at Courageous Lake

Toronto, Canada…An updated mineral resource model for Seabridge Gold’s 100%-owned Courageous Lake project in Canada’s Northwest Territories has increased measured and indicated gold resources by 18% to nearly 8.0 million ounces. The independent NI 43-101 compliant resource estimate, prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho, will now be incorporated into a Preliminary Feasibility Study (“PFS”) on Courageous Lake scheduled for completion in May, 2012.

The updated resource estimate, effective as of January 9, 2012, is as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
13,401	2.53	1,090	93,914	2.28	6,884

Measured plus Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
107,315	2.31	7,974	48,963	2.18	3,432

Seabridge Gold President and CEO Rudi Fronk said the new model includes data from the 52 diamond core exploration holes drilled in 2011 totaling approximately 15,000 meters. “The focus of the 2011 drilling program was to upgrade inferred resources within the confines of the open pit defined in the 2011 Preliminary Economic Assessment. The efficiency of our drill program and the predictability of our 2010 model proved to be exemplary. We converted nearly 1.2 million ounces of previously disclosed inferred resources to measured and indicated in last year's exploration program at an expenditure of approximately $6 million or about $5 per ounce. All but one of the 52 exploration holes drilled in 2011 intercepted mineralization above the cut-off grade. New mine plans will now be generated from this updated resource model in anticipation of being able to report the project’s first proven and probable reserves in the PFS scheduled for completion in May.”

The updated resource model constructed for the Courageous Lake deposit now incorporates data from a total of 589 holes drilled by Seabridge, Noranda and Placer Dome totaling approximately 169,000 meters. About 122,260 meters of the total have been assayed for gold, 53% of it by Seabridge. Gold mineralization within the Courageous Lake deposit is hosted in the upper part of an assemblage of Archean age felsic pyroclastic rocks just below a transition zone to sedimentary rocks.

Similar to the 2010 estimate (also completed by RMI), block model gold grades for this updated Courageous Lake  model were estimated using a multiple pass inverse distance weighting interpolation procedure. The outstanding success of our 2011 drilling program confirmed the validity of the resource model. In addition to using mineral zone wireframes to constrain the estimate of block grades, a dynamic anisotropic search strategy was used to select eligible composites. The search ellipse was allowed to dynamically conform to the hanging and footwall contacts of the key mineral zones, providing for a more geologically consistent and realistic distribution of in situ block gold grades.

Individual assay grades were capped for each zone prior to compositing the assay data and interpolating block grades. The estimated block grades were classified into Measured, Indicated, and Inferred Mineral Resource categories using distance to drilling data and the number of drill holes used to estimate the block grades. For the principal mineral zones (3-5) Measured Resources were defined for blocks estimated by one or more drill holes within 7.5 meters of the block. For  mineral zones 3 and 4 within the heart of the deposit (section 4400 to 5000 north), Indicated Resources were defined by blocks estimated by two or more drill holes with at least one sample within 40 meters of the block.   Indicated Resources were defined for other zones based on distances from drill data ranging from 15 to 30m.  For the primary mineralized zones, Inferred Mineral Resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 65 meters. Inferred Resources were assigned to secondary mineralized zones up to 40m from drilling data.  It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

The following table provides global resource estimates from the new model at various gold cutoff grades:

Comparison of Courageous Lake Resources at Various Cutoff Grades

Cutoff Grade (g/T)	Measured			Indicated			Inferred
	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/t)	Ounces (000)

0.40	17,534	2.08	1,173	125,702	1.86	7,517	73,510	1.65	3,900
0.50	16,445	2.18	1,153	117,615	1.96	7,412	66,983	1.77	3,812
0.60	15,429	2.29	1,136	109,858	2.06	7,276	60,376	1.90	3,688
0.70	14,566	2.39	1,119	102,664	2.16	7,097	55,206	2.02	3,585
0.80	13,678	2.49	1,095	95,890	2.25	6,937	50,657	2.14	3,485
0.83	13,401	2.53	1,090	93,914	2.28	6,884	48,963	2.18	3,432
0.90	12,850	2.60	1,074	89,363	2.36	6,780	46,044	2.27	3,360
1.00	12,029	2.71	1,048	83,482	2.46	6,603	42,779	2.37	3,260

The cutoff grade for resource tabulation was set at 0.83 grams per tonne, consistent with the cut-off grade used for previous Courageous Lake resource estimates (2007 and 2010). The cutoff grade used in the 2011 Preliminary Economic Assessment was 0.67 grams per tonne, based on a gold price of $990. It is likely that the cutoff grade that will be used in the 2012 PFS will be lower than 0.67 grams per tonne due to higher gold prices.

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the supervision of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge Gold at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. A rigorous quality control/quality assurance protocol was employed during the 2011 Courageous Lake drill program, including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 30 samples. Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type. Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements concerning the expected completion of a Preliminary Feasibility Study, the preparation of resource and reserve estimates, other goals or objectives, or the completion of work programs, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources and the appropriate cutoff grade; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates;(xi) reasonable contingency requirements; (xii) receipt of regulatory approvals on acceptable terms; and (xiii) the negotiation of satisfactory terms with impacted First Nations groups and other property rights holders. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2010 Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net